Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

On February 14, 2013, the following communication was made available for one-off conversations with the media who called Citibank about the proposed transaction.

Citi Reactive Media Statement Re: US Airways-AMR Merger

“As a valued, long-standing partner of American Airlines, we support the airline’s decision to combine with US Airways and look forward to the enhanced possibilities the new American Airlines will bring.

As American continues its journey and takes the next step toward becoming a premier global carrier, we will continue to work with American to bring Citi® / AAdvantage® cardmembers the world-class travel experience, loyalty program and credit card benefits that they expect and value.

As American has stated, the merger is expected close in third quarter of 2013, subject to customary approvals and closing conditions. At this time, American and US Airways will remain separate companies and each company will maintain its current loyalty program, which means customers’ AAdvantage® miles are secure and existing miles will continue to be honored. There is no impact to Citi / AAdvantage credit cardmembers – they can continue to enjoy all the travel benefits of their card.

For the most updated information on the new American Airlines, please visit www.aa.com/arriving.”

CITI MEDIA TALKING POINTS – FOR “ON BACKGROUND” CONVERSATIONS WITH MEDIA REGARDING IMPACT ON CITI CARDS

•	The Citi/AAdvantage credit card program has generated tremendous client and brand loyalty, and we look forward to working with American Airlines during this next phase of growth.

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American Airlines plans to maintain the AAdvantage program. While we don’t yet have specifics about what the new AAdvantage program will include, we have serviced millions of cardmembers together with American and remain committed to delivering the benefits and service our shared customers expect and value.

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Since introducing the first airline co-brand credit card together 25 years ago, Citi and American Airlines have introduced multiple products appealing to a range of travelers – including a consumer and small business product in the past year.

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American Airlines has confirmed that our existing Citi/AAdvantage credit cardmembers can enjoy all their card benefits as they always have. And, we continue our customer acquisitions program across all channels with competitive offers.

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We are excited that the new American is expected to offer Citi/AAdvantage cardmembers more opportunities to earn and burn miles from an expanded global network of routes and partnerships, unmatched redemption options including flights, hotels, car rentals, vacation packages, one-way awards and lounge memberships, and much more.

•	The new American will join two highly complementary networks with access to the best destinations domestically and around the globe.

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The combined airline will be better equipped to offer an expanded domestic and global network with more than 6,700 daily flights to 336 destinations in 56 countries by maintaining all the hubs currently served by both airlines.

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As the new American takes shape, cardmembers can continue to enjoy options for travel and benefits both domestically and internationally through continued membership in the oneworld® Alliance. As they do today, American’s oneworld partners will offer access to a range of destinations, airline choices, and mileage earning and redemption opportunities.

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American expects that the combined airline will ultimately result in the most connected, comfortable travel experience in the industry. Together, it will have a greater ability to continue to invest in transforming the fleet, and modernizing the travel experience through new technologies, products and services.

If Needed:

•	Citi does not disclose the number of accounts or receivables for any specific product or portfolio.

•	Citi Cards’ diversified portfolio includes products designed for our broad and diverse customer base – from the frequent flyer to person who wants a simplified credit card experience.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc.,

111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

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